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www.answers.com

January 23, 2007

Via Facsimile 202-772-9210
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Tamara Tangen, CPA

Re:	Answers Corporation Forms 8-K filed February 16, May 8, July 31, and November 9, 2006 File No. 1-32255

Dear Ms. Tangen:

This letter sets forth the responses of Answers Corporation, a Delaware corporation (the “Company” or “we”), to the oral comments received on Wednesday, January 17, 2007 by Jeffrey Fessler from Sichenzia Ross Friedman Ference LLP from Tamara Tangen, a member of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

1.
As discussed with Tamara Tangen on January 17, 2007, on a going forward basis with respect to our future Form 8-K earnings filings, our disclosure with respect to our use of non-GAAP financial measures in Item 2.02 of Form 8-K will not refer to methods of reporting which are customary in our industry.

2.
As discussed with Tamara Tangen on January 17, 2007, in our future Form 8-K earnings filings, our disclosure in the inherent limitations paragraph with respect to the exclusion of certain acquisition-related expenses will disclose that we are not excluding revenues derived from such acquisition. We will disclose such revenues if they are quantifiable.

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; 2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Steven Steinberg
Steven Steinberg
Chief Financial Officer